UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File No. 001-35193

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                        Form 40-F ☐

Grifols, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Inside Information Note	3

Grifols, S.A.

Avinguda de la Generalitat 152-158
08174 Sant Cugat del Vallès
Barcelona - ESPAÑA

Tel. [34] 935 710 500
Fax [34] 935 710 267

www.grifols.com

Pursuant to the provisions of article 226 of the Law 6/2023, of March 17, on Securities Markets and Investment Services, Grifols S.A. ("Grifols" or the "Company") hereby informs about the following

INSIDE INFORMATION

Grifols reports that, as a consequence of Grifols' self-sufficiency programs* for its Biopharma businesses, its Board of Directors has decided to initiate a process to evaluate a potential Initial Public Offering ("IPO") in the United States of a portion of the shares of its subsidiary and parent of its U.S. Biopharma business.

Any such transaction remains subject to, among other things, regulatory and legal requirements, internal approvals and market conditions. There can be no assurance that any IPO will be undertaken or completed by the company.

Regardless of any such IPO being undertaken or completed, Grifols will continue to trade in Spain through the automated information system (mercado continuo).

This communication and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy any securities in the United States or any other jurisdiction. No offer or sale of securities would be made absent registration under the Securities Act in compliance with the relevant U.S. securities laws.

In Barcelona, 24 March 2026.

Laura de la Cruz Galán
Secretary to the Board of Directors

* Territories capable of supplying themselves with medicines derived from plasma without need of external supply.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date: March 24, 2026